EXHIBIT 12.1

Hecla Mining Company

Fixed Charge and Preferred Dividend Coverage Ratio Calculation

For the Years Ended December 31, 2016, 2015, 2014, 2013 and 2012

	Year Ended December 31,
	2016	2015	2014	2013	2012
Net income (loss) before income taxes	$96,975	$(30,658)	$12,584	$(34,925)	$23,833
Fixed charges:
Interest portion of rentals	3,483	1,751	1,189	1,592	1,044
Total interest costs	37,981	38,910	38,528	28,174	2,427
Total fixed charges	41,464	40,661	39,717	29,766	3,471
Total earnings (loss)	$138,439	$10,003	$52,301	$(5,159)	$27,304
Preferred stock dividend requirements	$552	$552	$552	$552	$552
Ratio of pre-tax income (loss) to net income (loss)	$1.39	$2.84	$0.71	$0.72	$1.59
Preferred stock dividend factor	$767	$1,568	$552	$552	$878
Ratio of earnings to fixed charges	3.3	(na)	1.3	(na)	7.9
Ratio of earnings to fixed charges and preferred dividends	3.3	(na)	1.3	(na)	6.3
Coverage deficit:
On fixed charges	$—	$30,658	$—	$34,925	$—
On fixed charges and preferred dividends	—	32,226	—	35,477	—